Filed by Midland States Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Securities Exchange Act of 1934

Subject Company: Centrue Financial Corporation

Commission File Number: 333-216708

MidlandStates Bancorp, Inc. NASDAQ: MSBI First Quarter 2017 Earnings Call

Forward-Looking Statements. This presentation may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals, and may be based upon beliefs, expectations and assumptions of Midland’s and Centrue’s management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. All statements in this presentation speak only as of the date they are made, and neither Midland nor Centrue undertakes any obligation to update any statement. A number of factors, many of which are beyond the ability of Midland and Centrue to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others: (i) the possibility that any of the anticipated benefits of the proposed transaction between Midland and Centrue will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Centrue with those of Midland will be materially delayed or will be more costly or difficult than expected; (iii) the failure of the proposed transaction to close for any other reason; (iv) the effect of the announcement of the transaction on customer relationships and operating results; and (v) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Midland and Centrue and their respective businesses, including additional factors that could materially affect Midland’s and Centrue’s financial results, are included in Midland’s and Centrue’s filings with the Securities and Exchange Commission. Use of Non-GAAP Financial Measures. This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures include “Adjusted Return on Average Assets,” “Adjusted Return on Average Tangible Common Equity,” “Adjusted Diluted Earnings Per Share,” “Adjusted Earnings,” “Adjusted Earnings Available to Common Shareholders,” “Yields on Loans Excluding Accretion Income,” “Net Interest Margin Excluding Accretion Income,” and “Tangible Book Value Per Share.” The Company believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the Company’s funding profile and profitability. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Because not all companies use the same calculation of these measures, this presentation may not be comparable to other similarly titled measures as calculated by other companies. Reconciliations of these non-GAAP measures are provided in the Appendix section of this presentation. Miscellaneous. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Market data used in this presentation has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Midland has not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this presentation. 2

First Quarter 2017 Summary Net income of $8.5 million or $0.52 per diluted share Strong loan growth, expanding NIM, higher non-interest income, greater efficiencies and improvement in credit quality Total loans increased 23% on an annualized basis Expanded Wealth Management business with acquisition of CedarPoint Investment Advisors, our first Registered Investment Advisory firm Completed branch network optimization efforts and achieved targeted cost savings and efficiencies 3 Operational Excellence Wealth Management Acquisition Robust Loan Growth Positive Trends in Key Metrics Strong Earnings

Business Unit Review - Love Funding facilities • Commercial FHA origination and servicing business focused on multifamily and healthcare • Long-term replacement reserve deposits for maintenance/capex of properties and escrow deposits are low-cost sources of funds Originated $217 million in rate lock commitments in 1Q17 • • 1Q17 revenue positively impacted by higher mix of permanent loans • Average deposits related to servicing were $280 million in 1Q17, up 10% over prior year (in millions) (in millions) $281 $8.5 ($0.5) 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 Loan Rate Locks GainServicing 4 $227 $217 $159 $73 $6.6 $0.3 $0.8 $6.7 $7.8 $3.3$3.7 $6.4 $6.2 $3.8 $3.9 Loan Rate Locks Commercial FHA Revenue Mix

Business Unit Review - Residential Mortgage • • Residential mortgage loan origination and servicing $77 million in mortgage rate locks on loans originated for sale • 1Q17 net gain on sale reflects the seasonally lower activity (in millions) $145 $105 $89 $88 $4.8 $77 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 Net Gain on Sale Mortgage Locks Purchase Production Refinance Production 5 $3.6 $2.4$2.2 $2.7 4347%% 23% 30% 41% 38% 41% 27% 23% 70% 77% 77% 73% 56% 63% 6529%% 37% 6539%% Net Gain on Sale Purchase / Refinance Mix

Business Unit Review - Heartland Business Credit • Equipment leasing sourced from a network of equipment manufacturers and brokers • • Strong production with $22 million in originations Attractive yields – average rate (ex. accretion) on lease finance portfolio was 5.44% • 25% portfolio growth vs. 1Q16 (in millions) (in millions) 27% CAGR $197 $192 $32.8 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 12/31/2014 * 12/31/2015 12/31/2016 3/31/2017 New Originations Lease Finance Portfolio * Date of acquisition 6 $26.5 $29.1 $22.1 $22.4 $144 $115 Lease Finance Portfolio New Originations

Business Unit Review – Wealth Management • Wealth Management group offers Trust and Estate services, Investment Management, Financial Planning and Employer Sponsored Retirement Plans • Assets under administration increased by $211 million, or 13% from 4Q16 • Excluding CedarPoint acquisition, assets under administration increased $28 million, or 2% from 4Q16 • Year over year organic growth in assets under administration was $109 million, or 9%, excluding both the Sterling Trust and CedarPoint acquisitions $1,869 (in millions) (in millions) $2.87 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 7 $1,658 $1,190$1,198$1,235 $2.50 $1.94 $1.79$1.87 Assets Under Administration Wealth Management Revenue

Net Interest Income/Margin • Net interest income increased 5.8% from 4Q16 primarily due to higher interest income on loans due to strong loan growth and higher net interest margin Net interest margin, excluding accretion income, increased by 10 basis points, due to higher average loan yields • (in millions) $28.0 $27.5 $27.3 $26.0 4.20% 4.00% 3.87% 3.52% 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 Accretion Income NII Excl. Accretion Income NIM NIM Excl. Accretion Income 8 3.80% 3.55% 3.52% 3.66%3.70% 3.42% $24.0 $4.9 $2.6 $2.7 $2.2 $4.4 $24.7 $4.9 $24.8 $1.9 $23.8 $$15.9 $2.6 $23.1 $22.1 Net Interest Income NIM / NIM Excl. Accretion Income

Non-Interest Income • Fee generating businesses drive 37% of total revenue in 1Q17 (in millions) $30.5 $16.3 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 Commercial FHA Residential Mortgage Wealth Management Gain on Sale of CMOs All other, net 9 $14.0$14.9 $12.6 Non-Interest Income

Non-Interest Expense and Operating Efficiency



Non-Interest Expense and Efficiency Ratio[1]
(Non-interest expense in millions)
$27.6
$30.9
$28.7
$34.1
$30.8
68%
67%
65%
77%
66%
1Q 2016
2Q 2016
3Q 2016
4Q 2016
1Q 2017
Non-Interest Expense
Efficiency Ratio

- Efficiency Ratio[1] decreased to 66% in 1Q17 vs. 77% in 4Q16
- $1.3 million in integration and acquisition-related expenses in 1Q17
- Excluding integration and acquisition-related expenses and branch network optimization charges in 1Q17, noninterest expense was down 3% from 4Q16
- Experienced declines in most expense areas, despite the full quarter impact of operations and personnel from the Sterling Trust acquisition

[1] Efficiency Ratio represents non-interest expenses, as adjusted, divided by the sum of fully taxable equivalent net interest income plus non-interest income, as adjusted. Non-interest expense adjustments exclude expense from the payoff of subordinated debt, net expense from the loss share termination agreement, branch network optimization plan charges and integration and acquisition expenses. Non-interest income adjustments exclude mortgage servicing rights impairment / recapture, FDIC loss sharing expense, accretion / amortization of the FDIC indemnification asset, gains or losses from the sale of investment securities, other-than-temporary impairment on investment securities and reversal of a contingent consideration accrual.

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Loan Portfolio • Total loans at quarter end increased by $135 million in 1Q17 vs. 4Q16 • Increases across all major portfolios with the strongest growth coming from commercial real estate, residential real estate and consumer loan portfolios • Growth in the consumer loan portfolio was primarily driven by a program that provides financing for home improvement projects (in millions, as of quarter-end) (in millions, as of quarter-end) $2,455 1Q 2017 4Q 2016 1Q 2016 Commercial $ 475 $ 458 $ 485 Commercial real estate 997 970 897 Construction and land development 171 177 160 Residential real estate 277 254 158 Consumer 337 270 159 Lease financing 197 191 158 Total $ 2,455 $ 2,320 $ 2,016 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 11 $2,313$2,320 $2,161 $2,016 Loan Portfolio Mix Total Loans

Total Deposits • Total deposits at quarter end increased by $123 million in 1Q17 vs. 4Q16 • • Majority of growth came in checking accounts and money market accounts Increased the level of brokered deposits in 1Q17 to support the strong growth in total loans (in millions, as of quarter-end) (in millions, as of quarter-end) 1Q 2017 4Q 2016 1Q 2016 Non-interest-bearing demand $ 528 $ 562 $ 547 $2,527 Checking 751 656 612 $2,390 Money market 415 400 415 Savings 170 167 163 Time 395 400 433 Brokered 269 219 219 Total deposits $ 2,527 $ 2,404 $ 2,390 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 12 $2,420$2,404 $2,355 Deposit Mix Total Deposits

Asset Quality • Non-performing loans decreased by $2.7 million from 4Q16 • Net charge-offs totaled $0.6 million in 1Q17, or 10 bps of average loans • Recorded a provision for loan losses of $1.5 million in 1Q17 (Total Loans as of quarter-end) 1.36% 1.29% 0.54% 0.51% 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 13 0.10% 0.09%0.11% 1.18% 0.93% 0.85% Non-performing Loans / Total Loans NCO / Average Loans

Outlook • Economic conditions in our markets remain healthy • Expect continuation of positive trends in revenue growth and credit quality • Centrue acquisition on track to close in mid-2017 • Investment in resources needed to execute the Centrue integration will result in higher expense levels until cost savings are phased-in • All cost savings expected to be fully realized by the start of 2018 • 2017 expected to be another strong year of earnings growth and further value creation for shareholders 14

APPENDIX

MIDLAND STATES BANCORP, INC.
RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

(dollars in thousands, except per share data)	For the Quarter Ended March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Adjusted Earnings Reconciliation					
Income before income taxes - GAAP	$ 11,473	$ 19,910	$ 12,153	$ 10,472	$ 7,896
Adjustments to other income:					
Gain on sales of investment securities, net	67	14,387	39	72	204
Other than-temporary-impairment on investment securities	-	-	-	-	(824)
Reversal of contingent consideration accrual	-	-	-	350	-
Total adjusted other income	67	14,387	39	422	(620)
Adjustments to other expense:					
Expenses associated with payoff of subordinated debt	-	-	-	511	-
Net expense from loss share termination agreement	-	351	-	-	-
Branch network optimization plan charges	-	2,099	-	-	-
Integration and acquisition expenses	1,346	1,200	352	406	385
Total adjusted other expense	1,346	3,650	352	917	385
Adjusted earnings pre tax	12,752	9,173	12,466	10,967	8,901
Adjusted earnings tax	3,316	2,871	4,189	3,861	3,133
Adjusted earnings - non-GAAP	$ 9,436	$ 6,302	$ 8,277	$ 7,106	$ 5,768
Adjusted diluted EPS	$ 0.57	$ 0.39	$ 0.52	$ 0.52	$ 0.47
Adjusted return on average assets	1.17 %	0.78 %	1.06 %	0.93 %	0.79 %
Adjusted return on average shareholders' equity	11.76 %	7.64 %	10.33 %	10.66 %	9.80 %
Adjusted return on average tangible common equity	14.20 %	9.16 %	12.35 %	13.27 %	12.64 %
Yield on Loans					
Reported yield on loans	4.91 %	4.65 %	4.83 %	5.24 %	4.70 %
Effect of accretion income on acquired loans	(0.43) %	(0.33) %	(0.43) %	(0.88) %	(0.31) %
Yield on loans excluding accretion income	4.48 %	4.32 %	4.40 %	4.36 %	4.39 %
Net Interest Margin					
Reported net interest margin	3.87 %	3.70 %	4.00 %	4.20 %	3.80 %
Effect of accretion income on acquired loans	(0.35) %	(0.28) %	(0.34) %	(0.68) %	(0.25) %
Net interest margin excluding accretion income	3.52 %	3.42 %	3.66 %	3.52 %	3.55 %

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MIDLAND STATES BANCORP, INC.
RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

Tangible Common Equity to Tangible Assets Ratio and Tangible Book Value Per Share

(dollars in thousands, except per share data)	As of March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Shareholders' Equity to Tangible Common Equity					
Total shareholders' equity—GAAP	$ 334,333	$ 321,770	$ 321,749	$ 316,268	$ 238,386
Adjustments:					
Goodwill	(50,807)	(48,836)	(46,519)	(46,519)	(46,519)
Other intangibles	(8,633)	(7,187)	(5,391)	(5,905)	(6,424)
Tangible common equity	$ 274,893	$ 265,747	$ 269,839	$ 263,844	$ 185,443
Total Assets to Tangible Assets:					
Total assets—GAAP	3,373,577	3,233,723	3,247,727	3,021,784	2,898,080
Adjustments:					
Goodwill	(50,807)	(48,836)	(46,519)	(46,519)	(46,519)
Other intangibles	(8,633)	(7,187)	(5,391)	(5,905)	(6,424)
Tangible assets	$ 3,314,137	$ 3,177,700	$ 3,195,817	$ 2,969,360	$ 2,845,137
Common Shares Outstanding	15,780,651	15,483,499	15,404,423	15,402,946	11,804,779
Tangible Common Equity to Tangible Assets	8.29 %	8.36 %	8.44 %	8.89 %	6.52 %
Tangible Book Value Per Share	$ 17.42	$ 17.16	$ 17.52	$ 17.13	$ 15.71

Return on Average Tangible Common Equity (ROATCE)

(in thousands)	As of March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Net Income	$ 8,490	$ 11,583	$ 8,051	$ 6,789	$ 5,119
Average total shareholders' equity—GAAP	$ 325,442	$ 327,886	$ 318,860	$ 268,141	$ 236,737
Adjustments:					
Goodwill	(48,836)	(46,594)	(46,519)	(46,519)	(46,519)
Other intangibles	(7,144)	(7,718)	(5,656)	(6,184)	(6,740)
Average tangible common equity	$ 269,462	$ 273,574	$ 266,685	$ 215,438	$ 183,478
ROATCE	12.78 %	16.84 %	12.01 %	12.67 %	11.22 %

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Additional Information. Midland has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) in connection with its proposed acquisition of Centrue. The registration statement includes a proxy statement of Midland and Centrue that also constitutes a prospectus of Midland, which will be sent to the shareholders of each of Midland and Centrue. The registration statement has not yet become effective and the joint proxy statement/prospectus included therein is in preliminary form. Shareholders are advised to read the joint proxy statement/prospectus because it contains important information about Midland, Centrue and the proposed transaction. This document and other documents relating to the merger filed by Midland can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Midland’s website at www.midlandsb.com under “Investors” and then under the “SEC Filings” tab. Alternatively, these documents may be obtained free of charge from Midland upon written request to Midland States Bancorp, Inc., Corporate Secretary, 1201 Network Centre Drive, Effingham, Illinois, 62401 or by calling (217) 342-7321 or emailing corpsec@midlandsb.com. Participants in the Transaction. Midland, Centrue and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in Midland’s definitive proxy statement relating to its 2017 annual meeting of shareholders filed with the SEC on March 17, 2017 and in Centrue’s Annual Report on Form 10-K filed with the SEC on March 2, 2017. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants is included in the joint proxy statement/prospectus regarding the proposed transaction. 18